SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CENTURY PROPERTIES FUND XVII

(Name of Subject Company)
CENTURY PROPERTIES FUND XVII

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by SCM Special Fund, LLC; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 13, LLC; MPF DeWaay Premier Fund 2, LLC; MPF Acquisition Co. 3, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase up to 3,750 of the outstanding units of limited partnership interest (“Units”) of Century Properties Fund XVII, at a price of $300.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 22, 2008 and May 25, 2008, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of April 22, 2008 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2008.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Century Properties Fund XVII, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of December 31, 2007, 75,000 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is Fox Partners (the “General Partner”), a California partnership. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $300.00 per Unit, less the amount of distributions declared or made between April 22, 2008 and May 25, 2008, the expiration date of the Offerors’ offer, which may be further extended. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on April 22, 2008. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the managing general partner of the General Partner, Fox Capital Management Corporation (the “Managing General Partner”) and its

affiliates for the management and administration of all Partnership activities. The Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”) provides for certain payments to affiliates for services and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from all of the Partnership’s properties as compensation for providing property management services. The Partnership was charged by affiliates approximately $626,000 and $624,000 for the years ended December 31, 2007 and 2006, respectively.
     An affiliate of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $367,000 and $365,000 for the years ended December 31, 2007 and 2006, respectively. A portion of these reimbursements for the years ended December 31, 2007 and 2006 are construction management services provided by an affiliate of the Managing General Partner of approximately $164,000 and $167,000, respectively.
     Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the Managing General Partner is entitled to receive a Partnership management fee equal to 10% of the Partnership’s adjusted cash from operations as distributed. There were no Partnership management fees paid during the years ended December 31, 2007 or 2006, as there were no distributions from operations.
     AIMCO Properties, L.P., an affiliate of the Managing General Partner (“AIMCO Properties”), has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. During the year ended December 31, 2006, AIMCO Properties exceeded this credit limit and advanced the Partnership approximately $325,000 to fund the redevelopment project at The Village in the Woods Apartments and approximately $542,000 to fund operating expenses and capital improvements at four of the Partnership’s investment properties. There were no such advances during the year ended December 31, 2007. The redevelopment advances to The Village in the Woods Apartments accrued interest at 10%. All other advances bear interest at the prime rate plus 2% (9.25% at December 31, 2007). Interest expense for the years ended December 31, 2007 and 2006 was approximately $267,000 and $542,000, respectively. During the years ended December 31, 2007 and 2006, the Partnership made payments of approximately $3,350,000 and $9,321,000, respectively, on the advances and associated accrued interest from proceeds from the second mortgage obtained on Peakview Apartments and cash from operations and proceeds from the sale of Cooper’s Pond Apartments, respectively. At December 31, 2007, the total outstanding advances and accrued interest due to AIMCO Properties was approximately $309,000. The Partnership may receive additional advances of funds from AIMCO Properties although AIMCO Properties is not obligated to provide such advances. Subsequent to December 31, 2007, AIMCO Properties advanced approximately $248,000 to pay real estate taxes at The Village in the Woods Apartments.
     The Partnership insures its properties up to certain limits through coverage provided by an affiliate, Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the years ended December 31, 2007 and 2006, the Partnership was charged by AIMCO and its affiliates approximately $314,000 and $363,000, respectively, for insurance coverage and fees associated with policy claims administration.
     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 52,866 Units in the Partnership representing 70.49% of the outstanding Units at April 22, 2008. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 70.49% of the outstanding Units, AIMCO and its affiliates are in a position to influence all voting decisions with respect to the Partnership. However, DeForest Ventures I L.P., from whom AIMCO, through its merger with Insignia Financial Group, Inc., acquired 25,833.5 (approximately 34.45%) of its Units, had agreed for the benefit of third party unitholders, that it would vote such Units: (i) against any increase in compensation payable to the General Partner; and (ii) on all other matters submitted by it or its affiliates, in proportion to the votes cast by third party Unit holders. Except for the foregoing, no other limitations are imposed on AIMCO and its affiliates’ right to vote each Unit held. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner owes fiduciary duties to both the General Partner and AIMCO as the sole stockholder of the Managing General Partner.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of May 5, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of May 5, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(2)	Letter to Unit Holders of the Partnership, dated May 5, 2008.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 5, 2008

Century Properties Fund XVII
By:	Fox Partners,
General Partner

By:	Fox Capital Management Corporation,
Its Managing General Partner

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President